Item 77C

DREYFUS MUNICIPAL INCOME, INC. ANNUAL MEETING OF STOCKHOLDERS MAY 18, 2007

      On May 18, 2007, holders of Auction Preferred Stock voted as indicated below with regard to the following proposal:

     To elect one Class II Director to serve for a three-year term for the Fund and until his successor is duly elected and qualified.

	FOR	AUTHORITY WITHHELD
Whitney I. Gerard	3,531	0